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Exhibit 99.1

FOR IMMEDIATE RELEASE
            NDC AUTOMATION, INC. DOING BUSINESS AS TRANSBOTICS CORPORATION

         Charlotte, NC, August 10, 2001, NDC Automation, Inc. (OTC Bulletin Board "AGVS.OB"), www.ndca.com, announced that it is now doing business under
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the name "Transbotics Corporation". A formal amendment to its Articles of
Incorporation affecting such name change will be submitted to the Shareholders for their approval at the next annual meeting in May 2002.

"The new name will assist us in creating a unique identity as we continue to expand the services we offer to our existing customers and potential market" says Claude Imbleau President of NDC Automation, Inc.

Our specialty for over 20 years is Automatic Guided Vehicle (AGV) systems or Transportation Robots, with an emphasis on complete customer satisfaction through quality products and a professional staff. Transbotics provides consulting, engineering services and distributes an integrated package of controls technology for creating and servicing AGV systems, generally utilized in material handling applications. Transbotics locally distributes through its Distribution Group the AGV controls, motors, batteries, chargers as well as other related products. Additionally, through the Systems Group we provide turnkey AGV material handling solutions to end-users and to system integrators. The Laserway(R) AGV controls, hardware and software, are designed for optimal flexibility and accuracy and are well suited for a broad range of vehicle types. Our AGV vehicles and other products and services range from market unique standard off-the-shelf products, to engineered to order designs and solutions for optimal customer flexibility.

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For further information contact:
Claude Imbleau, President and CEO
704/362-1115

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